U.S. SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC 20549

                           FORM 10-SB
                         Amendment No. 4

           GENERAL FORM FOR REGISTRATION OF SECURITIES
                    OF SMALL BUSINESS ISSUER
Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                         OZOLUTIONS INC.
         (Name of Small Business Issuer in its charter)


           Delaware                         98-0229321
(State or Other Jurisdiction of           (IRS Employer
Incorporation or Organization)         Identification No.)


 30 Denver Crescent, Suite 200, Toronto, Ontario, Canada M2J 1G8
      (Address of Principal Executive Offices and Zip Code)

Issuer's Telephone Number:  (416) 490-0254


Securities to be registered under Section 12(b) of the Act:  None


Securities to be registered under Section 12(g) of the Act:

                 Common Stock, Par Value $0.001

                        TABLE OF CONTENTS

ITEM NUMBER AND CAPTION                                     Page

Part I

1.    Description of Business                                   3

2.    Management's  Discussion and  Analysis  or  Plan  of     10
     	Operations

3.   Description of Properties                                 12

4.    Security Ownership of Certain Beneficial Owners  and     13
     	Management

5.    Directors, Executive Officers, Promoters and Control     14
     	Persons

6.   Executive Compensation                                    15

7.   Certain Relationships and Related Transactions            15

8.   Description of Securities                                 16

Part II

1.   Market Price of and Dividends on the Registrant's         17
     Common Equity and Related Stockholder Matters

2.   Legal Proceedings                                         17

3.   Changes in and Disagreements with Accountants             17

4.   Recent Sales of Unregistered Securities                   17

5.   Indemnification of Directors and Officers                 18

Part F/S  Financial Statements                                 18

Part III

1.   Index to Exhibits                                         18

2.   Description of Exhibits                                   18

                             PART I

                ITEM 1.  DESCRIPTION OF BUSINESS

General

     Ozolutions Inc. was formed as a Delaware corporation in January 1996 under the name "Unipak Process, Inc." as a subsidiary of Aban Hytek, Inc. ("AHI"). It received certain assets of AHI for its stock and the stock was spun-off to the stockholders of AHI in connection with a business reorganization between AHI and an unrelated party.

     In October 1999, Ozolutions changed its name to Rico Resources 1999, Inc., in connection with its plan at that time to engage in the business of developing a gold mining prospect in Costa Rica. Following further study and evaluation of the prospect, management determined that the estimated yield of gold from the prospect would not be sufficient based on prevailing gold prices to cover extraction costs and produce an acceptable profit. Consequently, this business endeavor was abandoned.

     In June 2000, Ozolutions acquired marketing rights to products of Hankin Ozone Systems Limited, a Canadian corporation, from 1421209 Ontario Limited, a Canadian corporation. No stockholder approval was required for the transaction under our certificate of incorporation or bylaws or by the General Corporation Law of Delaware. We acquired the marketing rights for 8,000,000 shares of Ozolutions common stock, or approximately 42% of the outstanding shares, a non-refundable payment of $17,217 (CDN$25,000) made at closing, and an additional $1,000,000 payable in installments commencing in November 2000. In November 2000, Ozolutions and 1421209 Ontario Limited agreed to an extension for the installment payments scheduled as follows:

       *	$550,000 on the earlier of 90 days following the
          	establishment of a public market in Ozolutions common stock or June 30, 2001;

       *	$250,000 on the earlier of 150 days following the
          	establishment of a public market in Ozolutions common stock or August 30, 2001; and

       *	$200,000 on the earlier of 180 days following the
         	establishment of a public market in Ozolutions common stock or September 30, 2001.

     We have yet to generate significant revenue from operations and there is no assurance we will generate significant revenue from operations prior to the end of June 2001. Consequently, Ozolutions may need to seek financing from outside sources to make the payment of $550,000 due June 30, 2001, or negotiate with 1421209 Ontario Limited a further extension on the payment. We have not identified any potential sources of financing and have no assurances that 1421209 Ontario Limited would grant an extension in June 2001. Failure to make the installment payment due in June 2001, or any subsequent payment, would be a default under the purchase contract for the marketing rights that could result in a claim against Ozolutions and a loss of our marketing rights to Hankin products. Our present plan is to focus only on the distribution of Hankin products, so the loss of our right to distribute those products for any reason would effectively terminate our business operations.

     The marketing rights we acquired were valued for financial reporting purposes at $1,025,217, which includes the non-refundable payment made at closing in the amount of $17,217, the $1,000,000 installment obligation, and a value of $8,000 assigned to the common stock issued, which is the total par value for 8,000,000 shares. In connection with the acquisition, we changed our name to Ozolutions Inc.

     Ozolutions is a development stage company engaged in the business of distributing Hankin ozone water treatment systems. Ozone water treatment systems are based on ozonation, which is the treatment of water with ozone gas to purify the water. Ozone systems include an ozone generator that applies an electrical discharge to oxygen or ambient air to produce ozone, and a transfer system for injecting the ozone into a water stream to oxidize or purify the water. The medium to large size Hankin systems are produced for specific projects out of modular components, so the system can provide the volume of water treatment required for each project. The smaller OzoTitan is self-contained unit designed to serve a range of small water treatment uses.

     Ozolutions has an exclusive distributorship agreement with Hankin, which allows us to market and sell the complete range of Hankin water treatment products in Mexico and the Caribbean Zone. In addition, Ozolutions has an exclusive agreement to market in the Province of Ontario, Canada, a new compact ozone power generator called the OzoTitan, which can be used by consumers and smaller commercial and institutional customers to purify water.

     Under our distribution agreements for Mexico and the Caribbean Zone, we receive a commission for completed sales. In Ontario we are entitled to purchase from Hankin the OzoTitan and related products at Hankin's established prices, which are no higher than prices to other distributors, and we resell the product to end users at a mark-up.

     We began our marketing efforts in Mexico and the Caribbean Zone in July 2000, and have identified eight potential water treatment projects in Mexico. The Mexican state of Chihuahua has three new water projects and two wastewater treatment projects proposed for development before the end of 2001. As proposed, a significant portion of the projects would consist of ozone water treatment systems. Pemex Refinacion, the Mexican petroleum agency, has proposed three cooling tower installations for refineries that incorporate ozone water treatment systems. The current schedule is to collect field data and specifications for the projects in November 2000, so that bids for the projects can be submitted in February or March 2001. Although we are unaware of any other bidders, there is always the possibility that other companies will submit competitive bids for the ozone treatment components of these projects, so there is no assurance that one or more of the project contracts will be awarded to the Hankin products we offer. We have yet to realize any revenue from sale of water treatment systems, but we expect we will complete sales of our first systems before the end of 2001. A system is sold when the water treatment unit is delivered and billed.

     We expect to commence a marketing program for the OzoTitan in Ontario during the first quarter of 2001. Ozolutions is now interviewing and evaluating independent dealers in Ontario for the OzoTitan. We are focusing on dealers located within a four hour drive of Toronto, so that we can provide more effective marketing and technical support for the launch of the OzoTitan sales effort. We have entered into dealer agreements with 10 dealers and are seeking an additional five dealers. With Hankin we will hold product, installation, and service training with dealers in January and February 2001, so that they can initiate sales programs in the winter and spring.

     We have ordered 25 OzoTitans for delivery in January and February 2001, at a cost to us of $1,667 per unit, or a total of $41,675. These units will be resold to our dealers at $2,800 per unit for their initial inventory. The suggested retail price for the OzoTitan is $3,933. When we place an order with Hankin, we pay 50% of the total invoice price with the balance due net 30 days after delivery. We believe we can obtain delivery of units within 30 days of order, so we plan on placing orders for product against orders we receive from our dealers and customers we sell to directly. Dealers and customers are required to pay 50% of the invoice price at the time of ordering with the balance due on the date of delivery. No units will be ordered for a dealer or customer unless Ozolutions receives the initial deposit, and units will only be delivered against payment of the remaining purchase price.

     The OzoTitan carries a one year warranty from Hankin against defects in material and workmanship. Defective units can be returned to Ozolutions for warranty repairs by Hankin or replacement.

     We are in the development stage, in that we have yet to generate significant revenue from operations. We had a net loss of $77,926 for the year ended August 31, 2000. Ozolutions has no history of profitable operations on which to base a judgment regarding our future operations. Our operations and resulting cash flows are subject to all of the risks inherent in an emerging business enterprise, which has not achieved profitability. There can be no assurance that product sales made by us in the future will be at volumes and prices sufficient for us to achieve and maintain profitable operations.

     As a result of filing this registration statement we are required to file with the Securities and Exchange Commission annual reports on Form 10-KSB, quarterly reports on Form 10-QSB, current reports of certain events on Form 8-K, and proxy and information statements disseminated to stockholders in connection with meeting of stockholders and other stockholder actions. Copies of these and any other materials we file with the Commission may be inspected without charge at the public reference facilities maintained by the Commission in:

     *    Room 1024, 450 Fifth Street, N.W., Washington, D.C.
     20549;

     *    The Chicago Regional Office, Suite 1400, 500 West
     Madison Street, Citicorp Center, Chicago, Illinois 60661;
     and

     *    The New York Regional Office, Suite 1300, 7 World Trade
     Center, New York, New York 10048.

     Copies of all or any part of our filings may be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the prescribed fees. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our filings with the Commission are also available through the SEC's Web site at http://www.sec.gov.

     Ozolutions' offices are located at 30 Denver Crescent, Suite
200, Toronto, Ontario, Canada M2J 1G8, where our telephone number is (416) 490-0254.

Our Distributorship

     In Mexico and the Caribbean Zone (countries located in or bordering on the Caribbean Ocean with the exception of Mexico and
Cuba) Ozolutions is entitled to market on an exclusive basis medium to large size Hankin ozone generating equipment systems used for water treatment in various applications. We can also distribute in Mexico and the Caribbean Zone the smaller OzoTitan, but we have not developed any marketing plans for the OzoTitan in these territories and do not expect we will do so prior to the end of 2001. Each distribution agreement is for a term of three years and is renewable for two additional three-year terms. In order to obtain renewal of our exclusive marketing rights in Mexico only, we must obtain at least CDN$1,000,000 (approximately USD$666,666 based on current exchange rates) of sales in each three-year term of the agreement. Due to this condition in the distribution contract for Mexico, we have focused on marketing Hankin products in Mexico and expect we will continue to do so through the first six months of 2001. We are required to use our best efforts to procure orders in the territories and to maintain a sales force in each territory. Each order or contract for purchase of a Hankin system must be submitted to Hankin for final pricing and approval, and we receive a commission on the final contract price, excluding any portion of the price attributable to consulting, engineering and design services provided by Hankin and post installation maintenance and repair. Our commission is

     10% of the first CDN$100,000 of the contract price
     (approximately USD$66,666 based on current exchange rates),

     7.5% of the next CDN$100,000 (approximately USD$66,666 based on current exchange rates),

     6% of the next CDN$300,000 (approximately USD$200,000 based on current exchange rates),

     2% of the next CDN$500,000 (approximately USD$333,333 based on current exchange rates), and

     1% of any remaining amount.

A territory fee of CDN$50,000 (USD$33,333) was required to secure the marketing rights in Mexico. Of this fee, CDN$15,000
(USD$10,000) has been paid and the balance is payable out of 10% of our commission earned on product sales.

     In Ontario, Canada, Ozolutions is the exclusive distributor for Hankin's Point of Use and Point of Entry water treatment units, which are referred to as the OzoTitan, and related products. We do not hold marketing rights for any of the larger Hankin systems in Ontario. The distribution agreement for this smaller system covering Ontario is for a term of three years and is renewable for two additional three-year terms without minimum sale requirements. We are required to use our best efforts to procure orders in the territories and to maintain a sales force for that purpose. Under the agreement we purchase the OzoTitan and related products from Hankin at published prices to all distributors and, if there are no published prices, at prices no higher than those charged other distributors. We expect to resell the product to our dealers at a mark-up of approximately 68% of our cost, or a price of approximately $2,800 based on our current cost of $1,667.

Hankin Products

     Hankin offers a variety of medium to large size ozone process equipment for use in treating water for recreational, industrial, municipal and other commercial applications. These would include swimming and wave pool facilities, treatment of industrial effluent, treatment of cooling tower water, municipal water treatment, purification of drinking water, and bottled water purification. The equipment consists of modules or component parts that can be configured to meet the specific treatment needs of the customer. In unusual applications, Hankin can design custom systems for the customer. The price for ozone process systems range from $27,000 for medium-sized systems to $200,000 for larger systems.

     The OzoTitan is a smaller, self-contained ozone process system designed by Hankin for the consumer market. It incorporates the latest electronics and semi-conductor technology integrated with a dielectric assembly to provide a low-cost, high efficiency ozone generator. Perhaps the most significant feature of the OzoTitan is its great versatility. Due to its size, weight and energy consumption, it is well suited to a number of small ozone treatment applications, including:

  *    Small bottled water systems
  *    Cooling water treatment
  *    Laboratory use
  *    Ultra pure water
  *    Residential/cottage use

     The OzoTitan comes cabinet mounted with connections in the rear of the unit. Controls are front panel mounted for easy access. Electrical components are maintained at a cool operating temperature by a cabinet mounted fan. Tubing and fittings in contact with ozonated gas are constructed of glass, 316 stainless steel or Teflon.

     Manufacturing of the OzoTitan has been out-sourced, but not sold, by Hankin to an independent manufacturer. 1421209 Ontario Limited acquired a right of first refusal to purchase the manufacturing rights on the same terms and conditions offered by a prospective purchaser in the event Hankin ever decides to sell the manufacturing rights. This first right of refusal was assigned to Ozolutions when we acquired the marketing rights to the OzoTitan in Ontario. We have not received any indication that Hankin ever intends to sell the manufacturing rights, so we cannot predict whether we would ever be in a position to exercise this first right of refusal.

     Hankin is a publicly-held Canada corporation that has engaged in the business of designing, manufacturing, and selling ozone generating equipment systems since 1972. Hankin's sales (unaudited) for the nine months ended June 30, 2000, were CDN$11,614,588, its income before interest, taxes, and amortization was CDN$1,140,000, and its net income for the period was CDN$451,729. At June 30, 2000, Hankin had an accumulated deficit of CDN$7,658,081. For the fiscal year ended September 30, 1999 sales were CDN$13,662,896, income before interest, taxes, and amortization was CDN$590,099, and net loss for the period was CDN$1,518,606.

Marketing Strategy

     Ozolutions intends to market Hankin systems in Mexico and the Caribbean Zone primarily to national, state, and local governmental units and municipalities as a solution for their water treatment needs. These marketing efforts will be undertaken primarily by management and through independent contractors and consultants. We are now establishing our independent contractors in Mexico and the Caribbean Zone and are pursuing directly contacts with government officials responsible for water projects. These efforts have resulted in the identification of sales opportunities in food processing, water bottling, hotels, hospitals, and industrial cooling towers. Mexico and the Caribbean Zone represent new markets for Hankin where it has not previously sold its large and medium size water treatment systems. Our marketing rights give us the opportunity to develop these markets for Hankin.

     Historically, ozone based water treatment products were only available to medium and larger sized municipal, industrial and institutional users. The OzoTitan, which is a new product developed by Hankin, has the potential to increase greatly the number of units sold because it opens the market to consumers and smaller commercial and institutional customers. Since June 2000, we have been developing a dealer network in Ontario of independent contractors to promote the OzoTitan for use in home and small industrial applications. We began by identifying engineering, electrical, mechanical, and water system contractors, capable of selling and installing the system and providing ongoing service. We are now interviewing 35 dealer candidates, and expect to select a total of 15 dealers for sales and installation training by the end of 2000. Our objective is to have the dealers ready to offer the OzoTitan in the first quarter of 2001 to take advantage of the beginning of the construction season in the spring of 2001.

     Ozolutions has engaged two consultants to assist with the development of our marketing effort. Edward G. Deans will assist us with the development of the market in Mexico and the Caribbean Zone under a consulting agreement that pays to him a fee of $90,000 per year over the three-year term of the agreement. Either party may cancel the agreement after the first year on six months prior notice to the other. Mr. Deans has over 10 years experience as an independent sales consultant in marketing water systems and equipment. Ronald L. Larocque & Associates Ltd. will provide at least six hours per month of marketing and business development services to Ozolutions for $12,000 payable over the one-year term of the consulting agreement. Additional services may be rendered at the rate of $175 per hour. Mr. Larocque is an engineer who has been involved with ozonation technology, system design and installation since 1972.

Competition

     Hankin products compete with similar products manufactured by other multi-national companies, many of which have greater financial and marketing resources than Ozolutions. Ozonia, PCI Wedeco, Vivendi/US Filter and Mitsubishi are the major competitors that offer medium and large size ozone water treatment systems similar to the systems offered by Hankin.
These companies are pursuing the market for water treatment solutions in areas such as Mexico and the Caribbean Zone where there is a growing need for water treatment facilities, but we have found no evidence that these companies have captured a significant portion of the market for water treatment systems.
We believe we can compete with these companies based on price and product performance.

     The market for smaller water treatment systems in Ontario is fragmented with a large number of companies offering systems with differing technologies. The different technologies used in available systems include filtration through active carbon or other substances, distillation, ultra violet treatment, and reverse osmosis. We have found no evidence that any one technology has a significantly greater market share than the other. Only one company, OzoMax, offers a product similar to the OzoTitan. The OzoMax is manufactured in China in the form of a core units with add on components that must be purchased to make the product functional, while the OzoTitan comes complete as a fully integrated unit. Based solely on its own examination of the products, management of Ozolutions believes the OzoTitan is superior in materials and workmanship to the OzoMax. Ozolutions has not found any evidence that there is an established dealer or service network for the OzoMax in Ontario. We believe we can compete with other small water treatment systems on the basis of price and product performance.

Government Regulation

     Ozolutions sales activity in various countries may be subject to local business licensing requirements, to the extent such requirements exist in a given country. We do not believe these licensing requirements represent a significant barrier to our distribution business. Generally, on sale of Hankin products in various countries Hankin is responsible for complying with any import and installation regulations applicable to the systems sold. The adoption of NAFTA several years ago has removed any significant barriers to the importation of Hankin products in the countries where we are pursuing our sales efforts.

Employees

     As of June 30, 2000, Ozolutions employed a total of three persons, including two executives and one clerical employee. None of the its employees is represented by a labor union. Ozolutions has experienced no work stoppages and believes that its relations with its employees are good.

    ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF
                            OPERATION

Plan of Operation

     At the present time Ozolutions is in the development stage and does not provide any product or service. We intend to be an international marketer and distributor of water purification systems using ozone technology. The markets we will target are Mexico, the Caribbean Zone, and Ontario, Canada.

     Ozolutions acquired distribution rights to Hankin products from 1421209 Ontario Limited for 8,000,000 shares of Ozolutions common stock, or approximately 42% of the outstanding shares, $17,217 (CDN$25,000) paid at closing, and an additional
$1,000,000 payable in installments.

     Ozolutions was originally required to make a payment of $550,000 to 1421209 Ontario Limited no later than November 21, 2000, as part of the purchase price for the distribution rights it acquired from 1421209 Ontario Limited, but this payment deadline was extended in November 2000 to June 30, 2001, to provide Ozolutions additional time to commence operations and raise capital. Additional payments of $250,000 and $200,000 are due no later than August 30, 2001 and September 30, 2001. There was no affiliation between 1421209 Ontario Limited and Ozolutions prior to the purchase of the distribution rights.

     There is no assurance that we will be able to generate sufficient revenue from operations within a time frame that will allow for timely payment of our obligations to 1421209 Ontario Limited. If this occurs, we will seek financing from outside sources to make these payments, but we have not identified any sources of financing, and there is no assurance any financing will be available on terms acceptable to Ozolutions. If we are unable to locate financing, Ozolutions will seek an extension of our payment obligations from 1421209 Ontario Limited. We have already obtained one extension from 1421209 Ontario Limited, but there is no assurance that 1421209 Ontario Limited will grant us another extension should we request it. Failure to make our June 2001 payment to 1421209 Ontario Limited as required under our purchase agreement would give rise to a claim against Ozolutions, which could result in a loss of our marketing rights and effectively terminate our business.

     The purchase agreement for the marketing rights, as amended in November 2000, states,

     If any installment payment is not made by the due date and remains in default for Thirty (30) days, the total amount due and owing under the Agreement will become immediately due and payable or the Agreement will become null and void.

This sentence expresses, in the alternative, the remedies for breach of the contract. The first is that the unpaid installment obligation shall be immediately due any payable, which is the damage suffered by 1421209 Ontario Limited for Ozolutions' failure to pay. Under this remedy 1421209 Ontario Limited retains all of the common stock of Ozolutions that it holds and sues for the amount owed, and Ozolutions retains all of the marketing rights. The second remedy is that the Agreement is voidable at the election of 1421209 Ontario Limited as of the date of breach. Under this remedy the common stock is retained by 1421209 Ontario Limited, the marketing rights are returned to 1421209 Ontario Limited, and Ozolutions has no further payment obligation. In the event there is a breach, 1421209 Ontario Limited may pursue either or both remedies (in the alternative) as it elects.

     1421209 Ontario Limited has agreed to loan to Ozolutions up to USD$300,000 at our option to provide financing for our operations at the time 1421209 Ontario Limited receives its first payment USD$550,000 from us under the purchase agreement for the distribution rights to Hankin products. The loan will be represented by a note due in two years bearing interest at an annual rate of 6.5% and payable quarterly in arrears.

     Following the filing of this registration statement and clearing comment from the Securities and Exchange Commission, Ozolutions will seek a broker-dealer that may be willing to make a market in its common stock and establish a public trading market. We have not identified any broker-dealer prepared to make a market in our common stock, so we cannot predict if or when a public market will develop. Assuming a public market for our common stock develops, Ozolutions believes this may facilitate our efforts to obtain debt or equity financing.

     Until Ozolutions receives outside financing to fund its capital commitments, its operations will be limited to those that can be effected through its officers, directors and consultants. These persons, except for Edward G. Deans and Ronald L. Larocque & Associates, have verbally agreed to defer payment of compensation from Ozolutions until revenue generated from sales of product and financing from outside sources provides sufficient working capital to fund operations and payment of their compensation. From June 1 through August 31, 2000, D. Brian Robertson, a stockholder of Ozolutions, advanced $28,833 to Ozolutions to cover administrative expenses. The advances do not bear interest and no payment terms have been set by the parties. This individual has indicated verbally his willingness to make further advances in the future as required to fund administrative costs. These advances are the sole source of capital to fund administrative costs. However, there is no written or fixed obligation to make further advances, so there is no assurance that Ozolutions will have capital to fund its operations over the next 12 months.

     Under distribution agreements with Hankin, product is shipped by Hankin against purchase orders we place either directly to the end user or dealer or to us for delivery to the end user or dealer. Accordingly, we do not require any significant amount of capital for inventory or facilities required to maintain and distribute inventory.

        Based solely on Management's evaluation of the potential market, Ozolutions believes 125 OzoTitan units can be sold in Ontario by the end of April 2001. In January and February 2001 we will purchase and take delivery of the first 25 units, which will be sold and delivered to our independent dealers for their initial inventory so that product will be immediately available for delivery to our first buyers. An additional 100 units have been ordered for delivery in the first four months of 2001. We placed the order for 125 units to ensure that product would be manufactured and available on a timely basis for delivery to customers and dealers in the first part of 2001, which we believe will contribute to a successful kick-off of our sales effort. We intend to arrange for payment and delivery of the 100 units against purchase orders from our independent dealers. If we have significantly over-estimated the potential market for the OzoTitan and assuming only 20% of the units ordered are sold, we will be required to purchase the remaining units in the first order of product and hold them in inventory and our need for capital could increase by as much as $170,000 to purchase and hold in inventory the OzoTitan units ordered.

     Ozolutions believes its general, selling and administrative expenses during the 12-month period following the date it can obtain additional financing of at least $300,000 will be $255,000. Approximately $75,000 will be used for marketing and sales expenses, including:

       *   production of printed sales materials,

       *   advertising in industry publications,

       * travel expenses associated with advancing proposed projects in Mexico and the Caribbean Zone, and

       * travel expenses associated with establishing dealers in Ontario.

Approximately $102,0000 will be used to make payments under consulting contracts with Edward G. Deans and Ronald L. Larocque & Associates, who have assisted Ozolutions in formulating marketing plans and will assist in implementing those plans. The remaining $78,000 is the estimated cost of clerical and management staff and facilities required to operate over the next year. This increase in general, selling and administrative expenses will be attributable to implementation of our marketing plans for Hankin ozone products.

Forward-Looking Statements

     All statements, other than statements of historical fact, which address activities, actions, goals, prospects, or new developments that Ozolutions expects or anticipates will or may occur in the future, including such things as expansion and growth of its operations and other such matters are forward-looking statements. Any one or a combination of factors could materially affect Ozolutions' operations and financial condition. These factors include competitive pressures, success or failure of marketing programs, changes in pricing and availability of services and products offered to members, legal and regulatory initiatives affecting member marketing and rebate programs or long distance service, and conditions in the capital markets. Forward-looking statements made by Ozolutions are based on knowledge of its business and the environment in which it operates as of the date of this report. Because of the factors listed above, as well as other factors beyond its control, actual results may differ from those in the forward-looking statements.

               ITEM 3.  DESCRIPTION OF PROPERTIES

     Ozolutions uses approximately 400 square feet of office space at 30 Denver Crescent, Suite 200, Toronto, Ontario, Canada M2J 1G8, provided by Max Weissengruber, one of its officers and directors, at no charge. We believe this space will be adequate for our needs for at least the next 12 months.

     Ozolutions has a verbal understanding with an unaffiliated person, Graham Lintell, we expect to employ in 2001 to assist in managing our Ontario dealer group to use, as needed, 1,000 square feet of warehouse space to store OzoTitan units that are not shipped directly to end users or dealers. We expect the cost of this temporary storage space will be approximately $500 per month. If for any reason this arrangement is not effected, we believe there is a substantial amount of warehouse space available at reasonable rates in the Toronto area that can meet our needs.

  ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
                           MANAGEMENT

     The following table sets forth as of July 31, 2000, the number and percentage of the outstanding shares of common stock which, according to the information supplied to Ozolutions, were beneficially owned by (i) each person who is currently a director, (ii) each executive officer, (iii) all current directors and executive officers as a group and (iv) each person who, to the knowledge of Ozolutions, is the beneficial owner of more than 5% of the outstanding common stock. Except as otherwise indicated, the persons named in the table have sole voting and dispositive power with respect to all shares beneficially owned, subject to community property laws where applicable.

                               Amount and Nature of Beneficial
                                          Ownership

                                   		Common           Percent
Name and Address                 		 Shares          of Class

1421209 Ontario Limited (1)     		8,000,000           42.1
Carl Lavoie
134 Melrose Avenue
Toronto, Ontario CN M5M 1Y7

Max Weissengruber (2)                		   0              0
30 Denver Crescent, Suite 200
Toronto, Ontario, CN M2J 1G8

James A. Clemenger (2)               			  0              0
53 Duggan Avenue
Toronto, Ontario, CN M4V 1Y1

Dennis P. Caplice (2)                			  0              0
1210 Don Mills Road, #125
Toronto, Ontario, CN M3B 3N1

All Executive officers and            		  0              0
   Directors  as a  Group  (3 persons)
________________________________

(1) Carl Lavoie is the sole owner of 1421209 Ontario Limited. Accordingly, Mr. Lavoie may be deemed to have voting and investment control over the 8,000,000 shares of common stock held of record by 1421209 Ontario Limited. From 1991 to the present, Mr. Lavoie has served as a Director of Financial Services with CB Richard Ellis Limited of Toronto, Ontario, where he has provided commercial mortgage and real estate transaction development and consulting services.

(2) These persons are all of the directors and executive officers of Ozolutions.

  ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
                             PERSONS

Directors and Officers

The following table sets forth the names, ages, and positions with Ozolutions for each of the directors and officers.

Name                Age  Positions (1)                   Since

Max Weissengruber   62   President and Director          April 2000

James A. Clemenger  44   Secretary, Treasurer and  	     April 2000
                         Director
Dennis P. Caplice   64   Director                        April 2000

     All directors hold office until the next annual meeting of stockholders and until their successors are elected and qualify. Officers serve at the discretion of the Board of Directors. We have no Board committees and do not expect to form any committees until our operations increase. The following is information on the business experience of each director and officer.

     Max Weissengruber has been a Managing Partner and sole owner of Acris Partners of Toronto, Ontario since May 1993. Acris Partners is a marketing and communications consulting firm engaged in the business of conducting employee surveys and developing marketing communications materials and customized training packages. Annual revenues for Acris partners over the four year period ended December 31, 1999, have averaged $60,000 per year. Mr. Weissengruber began Acris Partners after retiring from the position of Director of Marketing of Wilson Learning Systems, a worldwide provider of strategic business development planning and employee training program services. He started with Wilson Learning Systems in November 1987, and was responsible for developing programs for a number of clients, including General Motors and IBM Hong Kong.

     James A. Clemenger has been employed since November 1999 as a Sales Manager for Dynamex of Toronto, Ontario, where he is responsible for marketing sales programs for Postal Promotions, a specialized high priority courier service based in Toronto. From May 1997 to October 1999, he provided consulting services to MacLeod Trading Inc. on Latin America trading opportunities and development of product distribution strategies. Mr. Clemenger was Consul and Trade Commissioner for the Colombian Government trade Bureau in Toronto form June 1991 through October 1996 where he was responsible for promoting expansion of Colombian goods and services exports to Canada. He earned a Masters of Business Administration from the University of Western Ontario in 1995.

     Dennis Caplice has been retired since 1992 from his position of Deputy Minister of Government Services for the Province of Ontario, where he was responsible for common services, purchasing, and land and buildings for the Government of Ontario. He is formerly a director and President of the Pollution Control Association of Ontario, a former board member of the International Joint Commission's Water Quality Advisory Board (US/Canada boundary waters), and is a member of the Professional Engineers Organization of Ontario. Mr. Caplice earned a Masters of Science in Sanitary Engineering from the University of Toronto in 1961.

                 ITEM 6.  EXECUTIVE COMPENSATION

     No executive compensation was paid to any officer of Ozolutions during the year ended August 31, 2000, or from that date to the present. Each of the current executive officers have agreed to defer any compensation until Ozolutions obtains sufficient capital from operations or outside sources to cover compensation expenses. Since July 1, 2000, Max Weissengruber has devoted substantially all of his time to getting the business of Ozolutions started, and he has agreed to defer compensation of $3,000 per month for his services, which began to accrue at July 1, 2000. James A. Clemenger has not devoted any material amount of time to the business of Ozolutions, and we do not expect his time commitment to us will change until our business develops and we begin recognizing revenue from sales of Hankin products. Dennis Caplice is currently devoting between eight and sixteen hours a week to the business of Ozolutions, and we expect his time commitment will increase as our business develops and we begin recognizing revenue from sales of Hankin products.
Officers and directors are reimbursed for travel expenses incurred in connection with Ozolutions' business.

     ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     In June 2000, Ozolutions acquired marketing rights to products of Hankin Ozone Systems Limited, a Canadian corporation, from 1421209 Ontario Limited, a Canadian corporation. At the time of the transaction 1421209 Ontario Limited was not affiliated with Ozolutions. We acquired the marketing rights for 8,000,000 shares of Ozolutions common stock, or approximately 42% of the outstanding shares, $17,217 (CDN$25,000) paid at closing, and an additional $1,000,000 payable in installments as follows:

       * $550,000 on the earlier of 90 days following the establishment of a public market in Ozolutions common stock or June 30, 2001;

       * $250,000 on the earlier of 150 days following the establishment of a public market in Ozolutions common stock or August 30, 2001; and

       * $200,000 on the earlier of 180 days following the establishment of a public market in Ozolutions common stock or September 30, 2001.

     As a negotiated element of the transaction, 1421209 Ontario Limited agreed to loan to Ozolutions up to USD$300,000, at our option, to provide financing for our operations at the time 1421209 Ontario Limited receives its first payment $550,000 from us under the purchase agreement. The loan will be represented by a note due in two years bearing interest at an annual rate of 6.5% and payable quarterly in arrears.

     Ozolutions uses approximately 400 square feet of office space provided by Max Weissengruber, one of its officers and directors, at no charge. Ozolutions is of the opinion that the value of the space provided is not material to Ozolutions or its financial condition.

               ITEM 8.  DESCRIPTION OF SECURITIES

     The authorized capitalization of Ozolutions consists of 50,000,000 shares of common stock, par value $0.001, of which 18,999,133 shares are outstanding. Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of all common stock outstanding entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available therefor. Upon the liquidation, dissolution or winding up of Ozolutions, the holders of all shares of common stock are entitled to receive ratably the net assets of Ozolutions available after the payment of all debts and other liabilities. Holders of common stock have no preemptive, subscription, redemption or conversion rights.

     The Securities Exchange Act of 1934 and regulations promulgated thereunder place restrictions on trading activities in "penny stocks." Penny stocks are defined as equity securities priced under $5.00, which are not listed for trading on a national exchange or Nasdaq and are securities of issuers with a net tangible book value less than $2,000,000 (if in business for three years), a net tangible book value less than $5,000,000 (if in business less than three years), and average annual revenues less than $6,000,000 for the prior three years. Although there is presently no trading market for our common stock and we cannot predict what the market price may be in the future, it is likely the common stock of Ozolutions will be a penny stock if a trading market develops because we do not meet any of the asset or revenue tests described above. Brokers dealing in penny stocks are subject to special rules of disclosure to their clients regarding the risks of penny stock transactions, current market price, and trading activity and compensation to the broker. In addition, brokers are required to determine the suitability of penny stock transactions for each of their clients and obtain from each client written consent to participation in penny stock transactions. These regulatory burdens discourage a number of brokers from becoming involved in a security until it is no longer a penny stock, which may adversely affect the depth and liquidity of any future market in the common stock of Ozolutions.

                             PART II

   ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
          COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     From the date of inception to the date of this registration statement there has been no public trading market for Ozolutions' common stock. Following the filing of this registration statement, Ozolutions will seek out one or more stock brokerage firms to make a market in our stock and submit an application for quotation of our common stock on the OTC Bulletin Board. We voluntarily filed this registration statement on Form 10-SB to become a reporting company under the Securities Exchange Act of 1934, because being a reporting company is one of the conditions to quotation on the OTC Bulletin board. Furthermore, we believe it is difficult to find reputable broker-dealers willing to look at us and make a market in our stock unless we are a reporting company. Even if we become a reporting company, there is no assurance that we will be able to interest any broker-dealer in making a market in our stock or that a trading market in the common stock will be established or exist at any time in the future. Consequently, anyone who acquires stock in Ozolutions may hold an investment with little or no liquidity.

     Since its inception, no dividends have been paid on our common stock. Ozolutions intends to retain any earnings for use in its business activities, so it is not expected that any dividends on the common stock will be declared and paid in the foreseeable future.

     On July 31, 2000, there were 1,530 holders of record of the Company's Common Stock.

                   ITEM 2.  LEGAL PROCEEDINGS

     Neither Ozolutions nor any of its officers, directors or holders of five percent or more of its common stock is a party to any material pending legal proceedings, and to the best of our knowledge, no such proceedings by or against Ozolutions or its officers, directors or holders of five percent or more of its common stock have been threatened.

     ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     There have been no changes in or disagreements with accountants since the Company's organization.

        ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

     Under the Asset Purchase Agreement dated June 21, 2000, between Ozolutions and 1421209 Ontario Limited, Ozolutions issued to Ontario Limited 8,000,000 shares of common stock to acquire all of Ontario Limited's distribution rights to Hankin products. These shares were issued in reliance on the exemptions from registration under Sections 3(b) and/or 4(2) of the Securities Act of 1933, and the safe harbor from registration provided in Regulation S. No broker was involved in the transaction and no commissions were paid to any person.

       ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     As permitted by the Delaware General Corporation Law, Ozolutions' Certificate of Incorporation provides that no director or officer shall have any liability to Ozolutions or its stockholders for monetary damages except: (1) to the extent that it is provided that the person actually received an improper benefit or profit in money, property or services, for the amount of the benefit or profit in money, property or services actually received, or (2) to the extent that a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. Ozolutions' Bylaws provide that it shall indemnify and advance expenses to its officers and directors with respect to liabilities arising form their service to Ozolutions. However, nothing in the Certificate of Incorporation or Bylaws of Ozolutions protects or indemnifies a director, officer, employee or agent against any liability to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

                            PART F/S
                      FINANCIAL STATEMENTS

     The financial statements of Ozolutions appear at the end of this registration statement beginning with the Index to Financial
Statements on page F-1.

                            PART III

                   ITEM 1.  INDEX TO EXHIBITS
                ITEM 2.  DESCRIPTION OF EXHIBITS

     Copies of the following documents are included as exhibits to this report.

Exhibit Form 1-A  Title of Document                        Location
 No.    Ref. No.
  1     (2)    Certificate of Incorporation, as          Initial filing
               amended October 22, 1999 and                Page E-1
               April 12, 2000

  2     (2)    By-Laws                                   Initial filing
                                                          Page E-5

  3     (6)    Asset  Purchase Agreement dated June      Initial filing
               21, 2000, between 1421209 Ontario Limited   Page E-14
               and Ozolutions Inc.

3(a)    (6)    Addendum A dated November 7, 2000, to     Am. No. 2
               Asset Purchase Agreement dated June 21,    Page E-1
               2000, between 1421209 Ontario Limited and
               Ozolutions Inc.

  4     (6)    Assignment  of  Contract  for   Hankin   Initial filing
               product distribution rights in Mexico       Page E-20
               between  Hankin Atlas Ozone systems
               Ltd., 1421209 Ontario Limited and
               Ozolutions Inc.

  5     (6)    Assignment of Contract for Hankin       Initial filing
               product distribution rights in the         Page E-31
		             Caribbean Zone between Hankin Atlas
               Ozone systems Ltd., 1421209 Ontario
               Limited and Ozolutions Inc.

  6     (6)    Assignment of Contract for Hankin      Initial filing
               product distribution rights in Ontario     Page E-41
               between  Hankin Atlas Ozone systems
               Ltd., 1421209 Ontario Limited and
               Ozolutions Inc.
                                 19

  7     (6)    Loan  Agreement dated June 21, 2000   Initial filing
               between 1421209 Ontario Limited and     Page E-49
               Ozolutions Inc.

  8     (6)    Consulting Agreement between          Initial filing
               Ozolutions Inc. and Edward G. Deans     Page E-54

  9     (6)    Consulting Agreement between          Initial filing
               Ozolutions Inc. and R.L. Larocque       Page E-59
		             & Associates

 9.1    (6)    Form of Ozolutions Dealer Agreement     Am. No. 3
                                                       Page E-1

 10     (15)   Financial Data Schedules                Am. No. 1

                           SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                   OZOLUTIONS, INC.

Date: February 3, 2001             By:/s/Max Weissengruber, President

     In accordance with the Exchange Act, this registration statement has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.


Dated: February 3, 2001     /s/Max Weissengruber, Chief Executive Officer
                               and Director


Dated: February 3, 2001     /s/James  A.  Clemenger,  Chief Financial Officer
                               and Director


Dated: February 3, 2001     /s/Dennis P. Caplice, Director

OZOLUTIONS, INC
(A DEVELOPMENT STAGE COMPANY)
(A DELAWARE CORPORATION)
Toronto, Ontario, Canada

TABLE OF CONTENTS

Independent Auditors' Report						                              F-2

Balance Sheets at August 31, 2000 (Restated) and 1999	         	F-3

Statements of Changes in Stockholders' Equity (Deficit)	        F-4
 for the Period from the Date of Inception (January
 10, 1996) through August 31, 1999 and August 31, 2000
 (Restated)

Statements of Operations for the three years in the 	          	F-5
 period ending Auguste f31, 2000 (Restated) and for the period from the Date of Inception (January 10, 1996) through August 31, 2000.

Statement of Cash Flows for the three years in the period      	F-6-F-7
 ending August 31, 2000 (Restated) and for the period from the Date of Inception (January 10, 1996) through
 August 31, 2000 (Restated)

Notes to Financial Statements					                            	F-8-F-14

Rotenberg & Company, LLP
Certified Public Accountants & Consultants
500 First Federal Plaza, Rochester, N.Y. 14614
(716) 546-1158		Fax (716) 546-2943



				INDEPENDENT AUDITORS' REPORT

To the Board of Directors
  and Stockholders
Ozolutions, Inc.
Toronto, Ontario, Canada


	We have audited the accompanying balance sheets of Ozolutions, Inc. (A Development Stage Company) (A Delaware Corporation) as of August 31, 2000 and 1999, and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for each of the three years in the period ended August 31, 2000 and for the period from the date of inception (January 10, 1996) through August 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

	We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provides a reasonable basis for our opinion.

	In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ozolutions, Inc. (A Development Stage Company) (A Delaware Corporation) as of August 31, 2000 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended August 31, 2000 and for the period from the date of inception (January 10, 1996) through August 31, 2000, in conformity with generally accepted accounting principles.

  The accompanying financial statements have been prepared assuming Ozolutions, Inc. (A Development Stage Company) (A Delaware Corporation) will continue as a going concern. As more fully described in Note H, the Company has incurred losses that have resulted in a retained deficit. This condition raises substantial doubt about the Compan's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

   As discussed in Note I, the financial statements have been restated to give effect to amortization expense recorded on marketing contracts.


/s/ Rotenberg & Company, LLP

Rotenberg & Company, LLP
Rochester, New York
  October 5, 2000
   Except Note I which is dated
  January 29, 2001

OZOLUTIONS, INC.
(A DEVELOPMENT STAGE COMPANY)
(A DELAWARE CORPORATION)
Toronto, Ontario, Canada


BALANCE SHEETS

	                                                           (U.S. Dollars)
August 31,	                                                    2000 	       1999
                                                              (Restated)

ASSETS

Cash and Cash Equivalents	                        $         -     $      -
Marketing Rights, Net of Accumulated Amortization     998,969            -

Total Assets	                                     $   998,969     $      -

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current Liabilities
Accounts Payable	                                 $     6,845     $      -
Due to 1421209 Ontario Limited -
  Due Within One Year	                                800,000     	      -
Due to Stockholder	                                    28,883           50

Total Current Liabilities	                            835,728 	         50

Other Liabilities
Due to 1421209 Ontario Limited - Due After One Year   200,000            -

Total Liabilities	                                  1,035,728           50

Stockholders' Equity (Deficit)
Common Stock:  $.001 Par; 50,000,000 Shares
 Authorized as of August 31, 2000 and
 20,000,000 Shares Authorized as of August 31,
 1999; 18,999,133 and 10,999,000 Issued and
 Outstanding as of August 31, 2000 and 1999,
 respectively                                          18,999 	     10,999
Additional Paid-In Capital	                            33,217            -
Deficit Accumulated During Development Stage	         (88,975)	    (11,049)

Total Stockholders' Equity (Deficit)	                 (36,759)         (50)

Total Liabilities and Stockholders' Equity (Deficit) $998,969    $       -

The accompanying notes are an integral part of this financial statement.

OZOLUTIONS, INC.
(A DEVELOPMENT STAGE COMPANY)
(A DELAWARE CORPORATION)
Toronto, Ontario, Canada


STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) FOR THE PERIOD FROM THE DATE OF INCEPTION (JANUARY 10, 1996) TTHROUGH AUGUST 31, 1999 AND AUGUST 31, 2000 (RESTATED)

                             (U.S. DOLLARS)
									                                                                      Deficit
									                                                                    Accumulated
                     						                                      Additional	   During
	                                  Number     Par      Common	   Paid In     Developing  Stockholders'
	                                of Shares	   Value    Stock	    Capital	      Stage	       Deficit

Balance - January 10, 1996	            -     $     -  $     	 -  $       -  	$       -	   $       -

January 11, 1996
Common Stock issued in
exchange for expenses paid by
shareholders	  	              10,999,133	      0.001     10,999		        -	          -	      10,999

Net Loss for the Period 	              -	          -          -	    	    -	    (11,049)     (11,049)

Balance - August 31, 1999	    10,999,133	       0.00     10,999		        -	    (11,049)         (50)

June 21, 2000
Common Stock issued as partial
consideration for acquisition
of marketing contracts	        8,000,000       0.001      8,000	     	   -           -        8,000

Cash Contribution of Capital	          -         		-	         -     17,217		         -	      17,217

Territory Fee Paid by
Shareholder on Behalf of
Corporation   	                        -	          -	         -	    10,000           	       10,000

Consulting Services contributed
by shareholders	                       -	 	        -          -	     6,000           -	       6,000

Net Loss for the Period
 (Restated)                            - 		        -	         -          -	    (77,926)     (77,926)

Balance - August 31, 2000
(Restated)	                   18,999,133	  $   0.001  $  18,999	$   33,217  $  (88,975)  $  (36,759)

The accompanying notes are an integral part of this financial statement.

OZOLUTIONS, INC.
(A DEVELOPMENT STAGE COMPANY)
(A DELAWARE CORPORATION)
Toronto, Ontario, Canada


STATEMENTS OF OPERATIONS FOR THE THREE YEARS IN THE PERIOD ENDED
AUGUST 31, 2000 AND FOR THE PERIOD FROM THE DATE OF INCEPTION
(JANUARY 10, 1996) THROUGH AUGUST 31, 2000

	                                 U.S. DOLLARS

	                                 Inception to  Year Ended  Year Ended	Year Ended
	                                 August 31, 	August31, 	August 31,   August 31,
						      2000          2000         1999         1998
                                        Restated
Revenues	                                 $       -  $        -  $        -  $         -

Expenses Amortization of Marketing Rights	   26,248	     26,248	          -	           -
Territory Fee	                               10,000	     10,000	          -	           -
Consulting Fees	                              6,000 	     6,000	          -	           -
Organization Costs	                          11,049	          -	          - 	          -
Professional Fees	                           26,333	     26,333	          -	           -
Transfer Agent Fees	                          7,035 	     7,035 	         - 	          -
General and Administrative	                   2,310       2,310	          -            -

Total Expenses	                              88,975	     77,926	          -	           -

Net Loss for the Period	                $   (62,727) $  (51,678) $        -  $         -

Weighted Average Outstanding Shares	     12,555,164  12,555,164  10,999,133   10,999,133

Loss per Share - Basic and Diluted	     $     (0.01) $    (0.00) $   (0.00)  $     (0.00)

 The accompanying notes are an integral part of this financial statement.

OZOLUTIONS, INC.
(A DEVELOPMENT STAGE COMPANY)
(A DELAWARE CORPORATION)
Toronto, Ontario, Canada


STATEMENTS OF CASH FLOWS FOR THE THREE YEARS IN THE PERIOD ENDED
AUGUST 31, 2000 AND FOR THE PERIOD FROM THE DATE OF INCEPTION
(JANUARY 10, 1996) THROUGH AUGUST 31, 2000

                                                       U.S. DOLLARS

	                                         Inception to
	                                           August 31, 	  Year Ended 	  Year Ended	 Year Ended
                                             2000      August 31, 2000  August 31,  August 31,
	                              					        Restated       Restated      Restated     Restated

Cash Flows from Operating Activities
Net Loss for the Period	                      $(88,975) $  (77,926)	 $       -	 $     -

Add:  Non-Cash Adjustments
Contributing Services	                           6,000	      6,000	          -	       -

Amortization of Marketing Rights	               26,248      26,248

Changes in Assets and Liabilities:
Non-Refundable Payment - Marketing Rights      (17,217)	   (17,217)          - 	      -
Accounts Payable	                                6,845       6,845  	        - 	      -
Due to Stockholder	                             28,883      28,833  	       50 	      -

Net Cash Flows from Operating Activities	      (38,216)    (27,217)	         -	       -

Cash Flows from Investing Activities                 - 	         - 	         - 	      -

Cash Flows from Financing Activities
Paid-in Capital	                                27,217      27,217 	         - 	      -
Proceeds from Common Stock	                     10,999 	         -           - 	      -

Net Cash Flows from Financing Activities	       38,216   	  27,217 	         - 	      -

Net Increase in Cash and Cash Equivalents	           - 	         - 	         - 	      -

Cash and Cash Equivalents - Beginning of Period	     -           -           - 	      -

Cash and Cash Equivalents - End of Period	     $     - 	 $       - 	 $       - 	 $    -

The accompanying notes are an integral part of this financial statement.

OZOLUTIONS
(A DEVELOPMENT STAGE COMPANY)
(A DELAWARE CORPORATION)
Toronto, Ontario, Canada

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

	                                               Inception to   Year Ended	  Year Ended	  Year Ended
	                                                August 31,     August 31,	  August 31,  	August 31,
	                                                    2000	        2000	        1999	         1998
Acquisition of Marketing Contracts
  Assets Purchased	                            $  1,025,217	 $  1,025,217   $       -   $     -
Less:  Purchase Price Financed via Payable to
  1421209 Ontario Limited	                       (1,000,000)   (1,000,000)          - 	       -
Less:  Purchase Price Paid via Stock Issuance	       (8,000)     	 (8,000)	         -	        -

Cash Paid - Non-Refundable Deposit             $     17,217	 $     17,217   $       -   $     -

The accompanying notes are an integral part of this financial statement.

OZOLUTIONS, INC.
(A Development Stage Company)
(A Delaware Corporation)
Toronto, Ontario, Canada


NOTES TO FINANCIAL STATEMENTS


Note A -	The Company
	The Company was incorporated under the laws of the state of Delaware on January 10, 1996 as Unipack Process, Inc. The name of the Company was changed to Rico Resources 1999, Inc. on October 22, 1999. On April 12,
2000 the Board of Directors filed a Certificate of Amendment with the Secretary of the State of Delaware changing the name to Ozolutions, Inc.  On April
12, 2000, the Board of Directors amended the articles of incorporation to increase the number of authorized shares of common stock from 20,000,000 to 50,000,000 shares of $.001 par value common stock. The Company's principal office is located in Toronto, Ontario, Canada.

	Scope of Business
 	At the present time the Company is in the development stage and does not provide any product or service. The Company intends to be an international marketer and distributor of water purification systems using ozone technology. The markets the Company will target are Mexico, Caribbean, and Ontario, Canada.

 	The Company's future success is dependent upon its ability to raise sufficient capital in order to continue to develop its market for its services. There is no guarantee that such capital will be available on acceptable terms, if at all.

	Purchase of Marketing Rights
	   The Company purchased the exclusive marketing rights to distribute "Hankin Atlas Ozone Systems" products in Mexico, Caribbean, and Ontario, Canada from 1421209 Ontario Limited. The acquisition occurred on June 21, 2000 in which Ozolutions, Inc. received the rights to begin Distributing Hankin Atlas Ozone systems and became obligated to Hankin for the purchase price described below.

	   The original payment terms (subsequently amended on November
7, 2000) was for One Million Seventeen Thousand Two Hundred and Seventeen ($1,017,217) Dollars, U.S. and the issuance of Eight Million (8,000,000) common shares of Ozolutions, Inc. The Seventeen Thousand Two Hundred and Seventeen ($17,217) Dollars U.S. was a non non-refundable payment to 1421209 Ontario Limited. The sum of Five Hundred and Fifty Thousand ($550,000) Dollars, U.S. and the delivery of Eight Million (8,000,000) common shares of stock were payable on or before the sixtieth (60th) day following the qualification for trading of the Ozolutions, Inc. common shares on a recognized United States Securities Exchange, but in not case later than November 21, 2000. The sum of Two Hundred and Fifty Thousand ($250,000) Dollars, U.S.
is payable on or before the one hundred fiftieth (150th) day following the qualifications for trading of the Ozolutions, Inc. common shares on a recognized United States Securities Exchange, but in no case later than April 21, 2001. The remainder of the purchase price for Two Hundred Thousand ($200,000) Dollars, U.S. was payable on or before the expiration of one hundred eighty days after the shares of Ozolutions, Inc. have been qualified for trading on a recognized United States Securities Exchange, but in no case later than April 21, 2001.

                                                         								-continued -

OZOLUTIONS, INC.
(A Development Stage Company)
(A Delaware Corporation)
Toronto, Ontario, Canada


NOTES TO FINANCIAL STATEMENTS


Note A -	The Company - continued

	On November 7, 2000 the agreement was amended to extend the original due dates of the purchase price installments to allow
Ozolutions additional time to raise capital and to further business operations. The revised due dates of the installments are as follows:

	The sum of Five Hundred and Fifty Thousand ($550,000) Dollars, U.S. is payable on or before the 90th day following qualification for trading of Ozolutions stock on a recognized U.S. exchange but in no case later than June 30, 2001, and the delivery of Eight Million (8,000,000) common shares of stock are payable on or before the thirtieth (30th) day following the qualification for trading of the Ozolutions, Inc. common shares on a recognized United States Securities Exchange, but in no case later than April 30, 2001. In November 2000, the 8,000,000 shares of common stock were delivered to 141209 Ontario Limited. The sum of Two Hundred and Fifty Thousand ($250,000) Dollars, U.S. is payable on or before the one hundred fiftieth (150th) day following the qualifications for trading of the Ozolutions, Inc. common shares on a recognized United Stats Securities Exchange, but in no case later than August 30, 2001. The remainder of the purchase price for Two Hundred Thousand ($200,000) Dollars, U.S. is payable on or before the expiration of one hundred eighty days after the shares of Ozolutions, Inc. have been qualified for trading on a recognized United States Securities Exchange, but in no case later than September 30, 2001. The above terms reflect the current terms of the asset purchase agreement as outlined in an addendum effective on November 7, 2000. Should the Company fail to achieve qualification on a recognized U.S. Securities Exchange, the purchase agreement will continue as long as the Company meets the above payment obligations.

Note B -	Summary of Significant Accounting Policies
	Method of Accounting
 	The Company maintains its books and prepares its financial
statements on the accrual basis of accounting.
	                                                   	  					Continued

OZOLUTIONS, INC.
(A Development Stage Company)
(A Delaware Corporation)
Toronto, Ontario, Canada


NOTES TO FINANCIAL STATEMENTS


Note B -	Summary of Significant Accounting Policies - continued

	Development Stage
	The Company has operated as a development stage enterprise since its inception by devoting substantially all of its efforts to financial planning, raising capital, research and development, and developing markets for its services. The Company prepares its financial statements in accordance with the requirements of Statement of Financial Accounting Standards No. 7, Accounting and Reporting by Development Stage Enterprises.

	Earnings (Loss) Per Common Share
	Earnings (loss) per common share is computed in accordance with SFAS No. 128, "Earnings Per Share," by dividing income available to common stockholders by weighted average number of common shares outstanding for each period.

	Use of Estimates
	The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expense during the reporting period. Actual results can differ from those estimates.

	Organizational Expenses
Organizational expenses represent management, consulting, legal, accounting, and filing fees incurred to date in the formation of the Company. Organizational costs are expensed as incurred pursuant Statement of Position 98-5 on Reporting on the Costs of Start-Up Activities.

	Income Taxes
	The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," using the asset and liability approach, which require recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of such assets and liabilities. This method utilizes enacted statutory tax rates in effect for the year in which the temporary differences are expected to reverse and gives immediate effect to changes in income tax rates upon enactment. Deferred tax assets are recognized, net of any valuation allowance, for temporary differences and net operating loss and tax credit carryforwards. Deferred income tax expense represents the change in net deferred assets and liability balances. The Company had no material deferred tax assets or liabilities for the periods presented.

	Provision for Income Taxes
	Deferred income taxes result from temporary differences between the basis of assets and liabilities recognized for differences between the financial statement and tax basis thereon, and for the expected future tax benefits to be derived from net operating losses and tax credit carryforwards.  A valuation allowance is recorded to reflect the likelihood of realization of deferred tax assets.  At August 31,
2000 the Company has approximately $53,000 of net operating losses available for Federal tax purposes which are available to offset future taxable income.  The net operating loss carry forwards begin to expire in 2011.  The Company has fully reserved for any future tax benefits from the net operating loss carry forwards since it has not generated any revenues to date.
                                                   									Continued

OZOLUTIONS, INC.
(A Development Stage Company)
(A Delaware Corporation)
Toronto, Ontario, Canada

NOTES TO FINANCIAL STATEMENTS

Note B -	Summary of Significant Accounting Policies - continued

	Marketing Rights
	   Marketing rights represent the exclusive rights to distribute "Hankin Atlas Ozone Systems" acquired from 1421209 Ontario Limited. Contracts are recorded at cost.

	The aggregate purchase price for the marketing rights has been allocated to the three territories based upon the estimated net revenue of each of the territories as follows:

                                     			2000

	Ontario Territory	               $    798,644
	Mexico Territory	                     150,912
	Caribbean Territory	                   75,661

	Total Marketing Contracts        $  1,025,217

	Less: Accumulated Amortization	        26,248

	Net Marketing Contracts	         $    998,969

Contracts for the Ontario, Canada and Caribbean territories are being amortized over the remainder of their useful lives of nine years which represents the contractual terms of three years plus two automatic renewal extensions of three years each. The contract for the Mexico territory is being amortized over the remainder of its initial contract term of three years. Renewal provisions of two, three year terms in the Mexico contract were not included in the amortization period, since the renewal was contingent upon the Company achieving approximately $666,000 (U.S) of sales during each term of the contract, which is uncertain as of the dated of the financial statements.

The remaining contractual lives at the date of acquisition
(June 21, 2000) upon which amortization expense is being charged to operations is as follows:

		Ontario Territory  102 Months
		Caribbean Territory  105 Months
		Mexico Territory  33 Months

Amortization expense amounted to $26,248, $-0, and $-0 for the years ended August 31, 2000, 1999 and 1998, respectively.

Impairment of Marketing Rights
The Company adopted the Statement of Financial Accounting Standards
(SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." Under the provisions of this statement, the Company has evaluated its long-lived assets for financial impairment, and will continue to evaluate them as events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable.
                        		                            Continued

OZOLUTIONS, INC.
(A Development Stage Company)
(A Delaware Corporation)
Toronto, Ontario, Canada


NOTES TO FINANCIAL STATEMENTS


Note B -	Summary of Significant Accounting Policies - continued

Impairment of Marketing Rights - continued
The Company evaluates the recoverability of long-lived assets not held for sale by measuring the carrying amount of the assets against the estimated discounted future cash flows associated with them. At the time such evaluations indicate that the future discounted cash flows of certain long-lived assets are not sufficient to recover the carrying value of such assets, the assets are adjusted to their fair values. Based on these evaluations, there were no adjustments to the carrying value of long-lived assets in 2000.

Note C -	Stockholders' Equity
	Common Stock
	The Company's Securities are not registered under the Securities Act of 1933 and, therefore, no offering may be made which would constitute a "Public Offering" within the meaning of the United States Securities Act of 1933, unless the shares are registered pursuant to an effective registration statement under the Act.

	The stockholders may not sell, transfer, pledge or otherwise dispose of the common shares of the company in the absence of either an effective registration statement covering said shares under the 1933 Act and relevant state securities laws, or an opinion of counsel that registration is not required under the Act or under the securities laws of any such state.

	Initial Capitalization
	The Company had all of its organizational costs paid by the shareholders. The shareholders paid $10,999 for these services for which they received 10,999,133 shares of the Company's common stock.
The value assigned to the shares was $.001 U.S. per share. In addition, certain stockholders made cash contributions of $27,217, of which $17,217 was used for purchasing the marketing rights and $10,000 for territory fees. The cash contributions have been recorded as additional paid-in capital in the accompanying financial statements.

    Shares Issued in Connection with the Purchase of the Marketing Contracts
	   The Company approved and issued in book form Eight Million (8,000,000) Shares of common stock in June 2000 as part of the purchase of the business. See Note A for details. The value assigned to the shares was $.001 U.S. The shares were subsequently delivered in November 2000.

Note D - 	Loan Agreement
	The Company signed a loan agreement on June 21, 2000 with 1421209 Ontario Limited (A Related Party) for Three Hundred Thousand ($300,000) Dollars, U.S. The proceeds will be made available to the Company at its option for use as working capital during the start up phase of the operation. The proceeds become available to the company upon 1421209 Ontario Limited receiving the first installment of $550,000 of the purchase price of the marketing rights. No amounts were outstanding under this agreement as of August 31, 2000 or 1999. The loan is payable quarterly in arrears with an interest rate of Six and One-Half Percent (6.5 %) per annum, and is payable in full in two (2) years.

OZOLUTIONS, INC.
(A Development Stage Company)
(A Delaware Corporation)
Toronto, Ontario, Canada


NOTES TO FINANCIAL STATEMENTS


Note E -	Due to Stockholder
	Due to stockholder represents amounts due for expenses paid on behalf of the Company. The amount due is non-interest bearing and contains no formal repayment terms.

Note F -	Consulting Agreements
	The Company signed a consulting agreement on July 1, 2000. The consulting services consist of managerial services, advising on production, distribution, sales and promotion, labor negotiations, contract negotiations, financial services, and such other consulting services as the Company and consultant agree upon. The agreement is in effect September 1, 2000 through August 31, 2003 with an annual fee of Ninety Thousand ($90,000) Dollars, U.S.

	The Company entered into a consulting agreement on May 5, 2000, which consists of the development of sales, marketing and application of technology for the use of ozone related technologies. The agreement is for a term of one year commencing September 1, 2000 with an annual fee of $12,000.

Note G -	Related Party Transactions
		   The expenses of Ozolutions, Inc. have been paid by certain stockholders, therefore a Due to Stockholder account has been set up.
The balance for the period from inception (January 10, 1996) to August
31, 2000 and August 31, 1999 is $28,883 and $-0-, respectively.  The
Company purchased marketing rights from and has outstanding debt with 1421209 Ontario Limited, a Company which owns 42% of the outstanding stock of Ozolutions, Inc. at August 31, 2000. The Company used office space in a facility owned by a stockholder at no cost. The estimated fair rental of the office space is deemed immaterial to financial statements.

Note H -	Going Concern
	   The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company reported net losses of $88,975 from the period of inception (January 10, 1996) through August 31, 2000. As a result there is a retained deficit of $88,975 at August 31, 2000.

	The Company's continued existence is dependent upon its ability to raise capital or to successfully market and sell its products. The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

OZOLUTIONS, INC.
(A Development Stage Company)
(A Delaware Corporation)
Toronto, Ontario, Canada


NOTES TO FINANCIAL STATEMENTS


Note I -	Restatement

The financial statements have been restated to adjust for the allocation of the aggregate purchase price of marketing rights to each of the territorial contracts. Accordingly, amortization expense has been recorded in the accompanying financial statements based upon the remaining useful lives.

A summary of the effect of the retroactive restatements for the years ended August 31, 2000 and 1999 and stockholders' equity (Deficit) at August 31, 2000 is as follows:


			                                                          Stock holders'
										                                                     Equity
		                                    Net Income (Loss)       (Deficit)
    	                                  2000	      1999	     August 31, 2000

As Originally Reported	            $ (51,678)  $ (11,049)	  $ (62,727)

Amortization of Marketing Rights	    (26,248)	       ---   	  (26,248)

As Restated	                       $ (77,926)  $ (11,049)	  $ (88,975)